EXHIBIT 6


                         STATEMENT OF ARTHUR C. SPINNER
                                       AT
         MAY 22, 2003 STOCKHOLDERS MEETING OF TRIKON TECHNOLOGIES, INC.

     My name is Art Spinner, the managing member of Spinner Asset Management, LLC, the investment advisor of Spinner Global Technology Fund, Ltd. The Fund is the largest single stockholder of Trikon. The Fund's investment totals over 1.5 million shares. Chris Dobson, the Company's current Chairman, currently owns
1.235 million shares, having sold 460,000 shares last week on the first day he could legally do so.

     We invested in Trikon based on the belief that it had leading edge technology which could gain traction in the marketplace, if the Company could grow beyond its European roots. Barring that, we have always felt, and have made clear to the management on numerous occasions, that the technology would be worth more in the hands of a larger company with more credibility in the customer base.

     In the spring of 2001, the Company needed additional working capital to support its business. Our Fund made a $10 million investment at that time, in fresh capital, through a private placement, partly in consideration of an understanding that the Fund could recommend a director with significant industry experience to work with the Company to expand its horizons.

     Since that time, we have recommended to the Company a number of leading figures in the semiconductor industry as potential directors. Virtually all of these candidates are or have been CEOs of public technology companies, and have considerable credibility both with the customer community in the US, Asia and Europe and with the investment community as well. These are qualities which in our view the Company and its shareholders would greatly benefit from.

     From April 30, 1998 to April 30, 2003, Trikon share price has declined by 64%. Our view is that at some point not only the management responsible for this result, but the Board supervising it, have to be held accountable. Our opinion is that any of the persons we have recommended over the past 2 years, all of whom have been rejected by the Company as "unqualified," would have woken the Board and management team from their slumber by asking the right questions and demanding the right answers.

     Just two weeks ago, two of my colleagues met with Dr. Kiwan in London, to see if an amicable resolution could be reached. Dr. Kiwan informed us that the Board was then discussing increasing the number of directors to eight after the annual stockholders meeting and putting on two additional members, whom he was personally recommending; one of these was Dr. Juergen Knorr who visited the Company the same day as our meeting in London. Dr. Kiwan suggested that one way to alleviate our concerns would be increasing the Board to nine, and adding our recommended candidate as the third additional director. We clearly stated to Dr. Kiwan that we believed the Board had a fiduciary duty when electing directors at the annual meeting to let those stockholders know about any plans to increase


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the size of the board, and the candidates being considered. Our view was that this should be disclosed, and a revised proxy be prepared by the Company, even if it meant temporarily delaying the upcoming shareholders meeting. The Board rejected Dr. Kiwan's proposed resolution and rejected our recommendation.

     The Company has expressed concern about a nine man board being unwieldy. We are inclined to agree and suggest the concern be resolved by Dr. Dobson and Mr. Wertheimer's resignations. We would also call your attention to Institutional Shareholder Services's (ISS), the leading corporate governance advisory service, view that independent directors in a public company have little value, unless they are in the majority. In addition, proposed Nasdaq corporate governance rules will require the majority of the directors to be independent.

     After spending the last two years watching the Company's revenues, earnings and stock price fall, and frustrated with the Board's continual rejection of the Fund's recommendations for directors, the Fund decided some stockholder had to come forward to contest the Board for the benefit of all stockholders.

     We are proposing Peter Simone and William Elder to serve in the place of Christopher Dobson and Stephen Wertheimer. In 1981, Bill Elder was a founder of Genus Inc., and is now serving as its Chairman, President and CEO. While Trikon management contends that Dr. Elder is affiliated with a competitor, neither Trikon nor Genus list one another as competitors in their respective 10K filings with the SEC. Peter Simone has served in a variety of senior management positions with several successful semiconductor and semiconductor equipment companies since 1973. He is currently an independent director of three successful public companies: Cymer Inc., Newport Corporation and Oak Technology Inc. Over his 30 year career in the semiconductor industry he has developed numerous customer and investor relationships and has been a money maker for his investors and a trusted supplier for his customers. Both candidates are deeply experienced in the semiconductor industry. They are fully aware of their responsibilities as independent directors and look forward to the challenge of helping to make Trikon successful.

     Last Friday, Trikon brought a legal proceeding against the Fund and me personally, in which it made many unfounded and incorrect allegations. One allegation was that our motivation in recommending an independent director is to get inside information in order to trade in Trikon shares. In point of fact, over the last two years other than the Trikon private placements, the Fund has neither bought nor sold any Trikon stock.

     By contrast, only one week ago, Trikon Chairman Christopher Dobson sold 460,000 shares of stock for $2.70, 10 cents above the 3+ year lows. This was done at a time when the Company has had poor operating results, and using its cash resources engaging in a fight with its largest shareholder over issues of corporate governance. One of these issues is compensation.

     Chris Dobson has done very well as an individual during his last six years at Trikon. Unfortunately virtually all of the $40 mil+ which he has, received from the company has been in the form of cash compensation rather than share appreciation. $35 mil from an acquisition transaction, $8.5 mil in so-called "negotiation fees", a British usage, we call them investment banking fees, in addition to his salary and bonuses. Dobson's ability to act on the shareholders behalf has been compromised in our view by his commission agreement with the


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Company, whereby he would receive an additional fee of up to 3% if and only if the Company gets sold for over $300 mil.

     Although we congratulate Dr. Dobson on his recently awarded PhD from the Univerity of Cambridge, we note that the three years of hard work at the University, from October 1998 to September 2001, coincided with his employment as Chairman of Trikon and note that in 2000 he received approximately $600,000 in compensation and $1.6 mil in 2001.

     In the preface to his doctoral dissertation, Dr. Dobson thanks Trikon for its financial and technical support. We would have been happy as shareholders to know that we were subsidizing his academic ambitions and helping to put some of the Company's proprietary technology into the public domain.

     The Company has made much of the importance of semiconductor industry experience for members of its Board of Directors.

     The Company's press release yesterday said that it was looking for someone with semiconductor industry device experience and strong ties in Asia. Mr. Wertheimer has neither. Furthermore, his conduct as a director of Spectrumedix has been criticized by the Delaware Chancery Court in an action by the CEO of that company against Wertheimer and other directors arising from a board meeting held in this room. Wertheimer had attacked the CEO of Spectrumedix for working from home and only going to that company three or four days a week. It does not seem to us that he has held Chris Dobson to the same standard.

     ISS has independently recommended that Trikon stockholders withhold their vote for Mr. Wertheimer. A recommendation we agree with.

     We are also concerned with management's proposal to approve the Omnibus Incentive Plan. The plan would cover 7.8% of the outstanding shares, an uncommonly large amount. Stock plans should be used to incentivize the employees, and not just be a perk for senior management and the Board. Our opposition to the Plan is also based on the failure of the Board to explain in specific terms what criteria will be used for the grant of awards and what class of persons will receive the awards. ISS has also recommended that Trikon stockholders reject the Incentive Plan.

     We had hoped to avoid a proxy contest, spending a good deal of time trying to reach a constructive response from the board to our recommendations. We reluctantly concluded that a proxy contest would be the only way to call shareholder attention to the board's refusals. Therefore, we began this proxy contest extremely late, but nevertheless have received substantial support. However, we do not intend to go away. We have a lot of time, effort and money invested in the Company. Regardless of today's vote, we will continue to watch over the actions of the Board to ensure that they act properly on behalf of all shareholders.

     I urge all Trikon shareholders to vote FOR our nominees and AGAINST the Omnibus Incentive Plan.

     Thank you for your consideration and time.


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